UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11‑K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

Or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ________________to_________________

Commission file number 1-11530

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Taubman Company and Related Entities Employee Retirement Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Taubman Centers, Inc.
200 East Long Lake Road
Suite 300
Bloomfield Hills, Michigan 48304-2324.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

Financial Statements as of
December 31, 2017 and 2016, and
for the Year Ended December 31, 2017,
Supplemental Schedule as of December 31, 2017,
and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017 AND 2016,
AND FOR THE YEAR ENDED DECEMBER 31, 2017:

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2017

Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets	10
(held at end of year)

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
The Taubman Company and Related Entities Employee Retirement Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Taubman Company and Related Entities Employee Retirement Savings Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) are are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying Schedule H, Part IV, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan's auditor since 2004.

Chicago, Illinois
June 4, 2018

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2017	2016
ASSETS:
Investments at fair value (Notes 3 and 4)	$170,640,739	$164,823,804
Receivables:
Employer contributions	$543,646	$127,543
Participant contributions	—	109,039
Notes receivable from participants	1,183,035	1,202,880
Total receivables	$1,726,681	$1,439,462

NET ASSETS AVAILABLE FOR BENEFITS	$172,367,420	$166,263,266

See accompanying notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2017

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$21,172,280
Interest and dividends	4,938,563
$26,110,843
Contributions:
Employer	$2,719,516
Participant	5,118,362
$7,837,878

Interest income on notes receivable from participants	$55,767
Other additions	1,753
Total additions	$34,006,241

DEDUCTIONS:
Benefit payments to participants	$(19,698,805)
Administrative expenses	(50,717)
Total deductions	$(19,749,522)

Net increase	$14,256,719

Net asset transfers out	(8,152,565)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	166,263,266
End of year	$172,367,420

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. THE PLAN

The Taubman Company and Related Entities Employee Retirement Savings Plan (the Plan) is a defined contribution plan designed to enable certain employees of the participating companies to systematically save funds to supplement their retirement incomes through salary reduction agreements.
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
Included within the following description of the Plan are references to specific sections of the U.S. Internal Revenue Code. For Puerto Rico participants, the Plan contains equivalent references to the Puerto Rico Internal Revenue Code.
The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).
The Investment Committee is responsible for the administration and oversight of the Plan. The Investment Committee is appointed by the Compensation Committee of the Board of Directors of Taubman Centers, Inc.

Related Entities - These are affiliated companies, which have approved the Plan and have been accepted for participation by The Taubman Company LLC (the Company or The Taubman Company). The Taubman Company is a subsidiary of Taubman Centers, Inc. In November 2017, Taubman Ventures Group, an affiliated company, left the Plan. Assets belonging to participants employed by Taubman Ventures Group were transferred out of the Plan on December 1, 2017 to the TVG Retirement Savings Plan, which is reflected as a decrease of net assets available for benefits on the Statement of Changes in Net Assets Available for Benefits .

Participants - Employees of the Company and Related Entities become participants on or after the first day of the month following 30 consecutive days of employment if they are not covered by a collective bargaining agreement and are 21 years old or older. An individual who is employed as an on-call or temporary employee is eligible to participate in the Plan if the individual completes 1,000 hours of service in a 12-consecutive month period.

Basic Employee Contributions - A participant who elects to contribute to the Plan may elect to contribute up to 25% of compensation, subject to the limitations specified in the Plan and by tax regulations. All employees who are eligible to make employee contributions under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions in accordance with and subject to the limitations of Section 414(v) of the Internal Revenue Code. Participant contributions may be made on a pre-tax or, at the participant's election, a post-tax ("Roth" type) basis. The Plan also uses an automatic enrollment feature pursuant to which eligible employees may be automatically enrolled, unless they affirmatively elect not to participate in the Plan, at a pre-tax contribution rate of 3% of compensation, with the automatic contribution rate increased by 1% each year up to a maximum of 7% of compensation.

Employer Matching and Supplemental Contributions - A participant is eligible to receive employer matching contributions and employer supplemental contributions. A monthly employer matching contribution and annual supplemental contribution, subject to the limitations specified in the Plan and by tax regulations, is made by the applicable participating company. The employer matching contribution amount is based on the employee contribution percentage according to the following schedule:

Employee Contribution Percentage	Employer Matching Contribution Percentage
Less than 3%	0%
3	1
4	2
5	3
6	4
7 or more	5

Effective April 3, 2017, the Plan was amended to eliminate mandatory Company contributions that were made monthly at the fixed rate of 2% of eligible employees' Plan-considered compensation for a calendar month, plus an additional 2% of eligible employees' Plan-considered compensation for that month in excess of the Social Security taxable wage base for the applicable year divided by 12. The same amendment provides for discretionary Company contributions to be made at a Company-determined rate of between 0% and 4% of eligible employees' Plan-considered compensation based on Company-specified financial thresholds determined by the Company in its discretion. The Company made a 1.8% discretionary contribution for the 2017 plan year.

Vesting - Employee contributions and rollovers are always 100% vested. Employer contributions vest as follows:

Full Years of Service	Vesting Percentage
1	10%
2	30
3	50
4	70
5 or more	100

Participants receive a year of vesting service as of each anniversary of their hire date. Additionally, the employee becomes automatically fully vested at retirement age, defined by the Plan as age 65, or upon death or disability or a change of control of the Company (as defined in the Plan) while employed or upon the elimination of the employee's job or position resulting from a reduction in force (as defined in the Plan). Effective October 1, 2017, employees also become fully vested if they have a severance from service due to the acceptance of an early retirement incentive (as defined in the Plan).

Forfeitures - Nonvested contributions become forfeitable at the point the participant terminates employment. At the earlier of the date the terminated participant takes a distribution of his vested Plan account monies or a five-year break in company service, the forfeitable amount is forfeited. Forfeitures reduce the cash required by the participating companies to fund their contributions. Forfeitures arising from the termination of participants who are not fully vested at the time of their termination are allocated as part of the matching contributions for the plan year. Forfeitures used were $178,200 in 2017. The unused forfeiture balance was $12,042 and $14,013 as of December 31, 2017 and 2016, respectively.

Allocations - Each participant's account is credited with the participant's and employer contributions and allocations of investment earnings (losses). Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participant accounts are valued daily.

Notes Receivable from Participants - A participant may have a maximum of two loans, with only one obtained during any 12 month period, at rates so stipulated by the Investment Committee. The minimum loan amount is $500. The sum of all loans to a participant cannot exceed the lesser of 50 percent of the total vested accrued benefits of the participant or $50,000 reduced by the highest outstanding balance of loans during the one-year period ending on the day before the loan is granted. Plan earnings are not allocated to the portion of the participant's account balance borrowed. However, interest paid by the participant is credited to the individual participant's account balances. A loan must be repaid within 5 years, with the exception that a loan to acquire a principal residence may be repaid over 10 years. Loans are repaid through automatic payroll deductions. No allowance for credit losses has been recorded as of December 31, 2017.

Withdrawals - A participant may withdraw at any time any amount, credited to his rollover contribution account, voluntary contribution account or vested employer contributions. A participant who has attained age 65 may also withdraw any portion or all of his Plan account.

A participant may request a hardship withdrawal from his employee contribution account or, if fully vested, his employer contribution accounts as defined in the Plan. The hardship withdrawal must be approved by the Plan administrator and, once permitted, the participant cannot contribute to the Plan during the following 6 months.

Benefit Payments - A participant's account becomes eligible for a lump sum distribution following termination of employment as soon as the paperwork is submitted to the record keeper. If the participant is disabled or has attained age 59 ½, benefits are payable in a lump sum, or, alternatively, fixed periodic payments, as selected by the participant and subject to the Plan's specified period maximums. All vested benefits transfer to beneficiaries upon death of the participant.

Subsequent Events - The Company has evaluated whether any subsequent events have occurred through the date these financial statements are available to be issued on June 4, 2018 and did not identify any subsequent events that would require adjustment or disclosure in the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments - The investments of the Plan are stated at fair value. See Note 4 for further information regarding valuation of the Plan's investments.

Notes Receivable From Participants - Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Net Appreciation/Depreciation on Investments - Net appreciation/depreciation on investments includes the Plan's realized and unrealized gains and losses on investments bought and sold as well as held during the year. Net gains and losses are computed using the average cost.

Payment of Benefits - Benefits are recorded when paid.

Security Transactions - Purchases and sales are accounted for on the trade date. Interest and dividend income are reported as earned on an accrual basis.

Administrative Expenses - Certain expenses of maintaining the Plan are paid by the Plan Sponsor. Transactional fees are charged directly to the respective participant's account and are included in administrative expenses.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3. INVESTMENTS

Vanguard Fiduciary Trust Company is the Plan Trustee. Vanguard Group of Investment Companies, as agent for the Plan Trustee, is the record-keeper and provider of investment funds for the Plan. The Plan enters into transactions with parties-in-interest such as trustees or fund managers. The following Plan investments are held by Vanguard, the fund manager and trustee.

	December 31
	2017	2016
Investments at fair value:
Retirement Savings Trust	$17,205,895	$16,037,097
Company Stock - Taubman Stock Fund	2,828,675	4,458,834
VGI Brokerage Option - U.S. Treasury Notes	489,220	395,645
Investments In Registered Investment Companies	150,116,949	143,932,228
	$170,640,739	$164,823,804

4.	FAIR VALUE MEASUREMENTS

The Plan has adopted the accounting requirements of Accounting Standards Codification (ASC) 820, “Fair Value Measurements and Disclosures.” These requirements define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that marketplace participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The accounting standards for fair value measurements also establish a hierarchy for measurements of fair value as follows:

•	Level 1 - quoted market prices in active markets for identical assets or liabilities

•
Level 2 - inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

•	Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

As of December 31, 2017 and 2016, the Plan's investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

	Fair Value Measurements Using Input Type as of December 31,
	2017	2016
Level 1:
Investments in Registered Investment Companies	$150,116,949	$143,932,228
Taubman Stock Fund	2,828,675	4,458,834
Vanguard Retirement Savings Trust	17,205,895	16,037,097
VGI Brokerage Option - U.S. Treasury Notes	489,220	395,645
	$170,640,739	$164,823,804

Level 2	$—	$—
Level 3	$—	$—

Total	$170,640,739	$164,823,804

The Plan had no investments classified in Level 2 or 3 as of December 31, 2017 and 2016.

The Plan employs the following approaches in valuing its investments:

•	Investments in registered investment companies and individual investments made through the VGI Brokerage Option are valued using quoted market prices, as all have active markets.

•
The Taubman Stock Fund is tracked on a unitized basis and consists of common stock of Taubman Centers, Inc. and cash and/or money market investments sufficient to help accommodate daily transactions and is valued using quoted market prices. As of December 31, 2017 and December 31, 2016, Taubman Centers, Inc. common stock made up 98.7% and 99.0% of the fair value of the Taubman Stock Fund's underlying investments, respectively.

•
The Vanguard Retirement Savings Trust (the Trust) is a collective investment trust fund that invests primarily in pools of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond and securities trusts, and mutual funds. Participant transactions (purchases and sales) can occur daily. The Trust has a structure similar to a mutual fund and the fair value is readily determinable and is valued using the published fair value per share amounts and is valued as a Level 1 investment.

5.	TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In accordance with the Plan, if a participating company withdraws from or terminates the Plan as to its employees, all employees of such company will become fully vested in their contribution account balances.

6.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated April 11, 2014, that the Plan, as amended and restated effective as of January 1, 2012, meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code and its associated trust is exempt from federal income tax under Section 501(a) of the Internal Revenue Code. Although the Plan has been amended subsequent to the dates covered by this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

In a letter dated April 14, 2015, the Company and Taubman Puerto Rico LLC (a participating employer under the Plan) submitted a request for a determination letter from the Puerto Rico Treasury Department as to the qualified status of the Plan under the provisions of Sections 1081.01(a) and (d) of the Puerto Rico Internal Revenue Code. Although a final determination has not been received, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service and Puerto Rico Treasury Department. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

7. RELATED-PARTY TRANSACTIONS

The Plan invests in the Taubman Stock Fund which is considered a related-party transaction. In addition, certain Plan investments are shares of funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These transactions are, however, exempt from ERISA's prohibited transaction rules by virtue of a Class Exemption issued by the Department of Labor.

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i	Employer Number 38-3081510
AS OF DECEMBER 31, 2017	Plan Number 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value	**

*	Vanguard	Retirement Savings Trust	$17,205,895
*	Vanguard	VGI Brokerage Option	489,220
*	Vanguard	500 Index Fund Admiral Shares	32,290,054
*	Vanguard	Wellington Fund Admiral Shares	18,789,076
*	Vanguard	Total Bond Market Index Fund Investor Shares	10,971,986
*	Vanguard	International Growth Fund Investor Shares	13,590,558
*	Vanguard	Growth Index Fund Investor Shares	10,102,676
*	Vanguard	Explorer Fund Investor Shares	7,505,510
*	Vanguard	REIT Index Fund Investor Shares	3,767,642
*	Vanguard	Value Index Fund Investor Shares	6,248,544
*	Taubman Centers, Inc.	Taubman Stock Fund	2,828,675
*	Vanguard	Small-Cap Index Fund Investor Shares	6,387,196
*	Vanguard	Extended Market Index Fund Investor Shares	5,391,175
*	Vanguard	Target Retirement 2015 Fund	1,870,533
*	Vanguard	Target Retirement 2020 Fund	4,321,892
*	Vanguard	Target Retirement 2025 Fund	8,255,483
*	Vanguard	Target Retirement 2030 Fund	5,541,392
*	Vanguard	Target Retirement 2035 Fund	4,201,198
*	Vanguard	Target Retirement 2040 Fund	2,655,688
*	Vanguard	Target Retirement 2045 Fund	3,827,974
*	Vanguard	Target Retirement 2050 Fund	1,639,438
*	Vanguard	Target Retirement 2055 Fund	495,708
*	Vanguard	Target Retirement 2060 Fund	17,049
*	Vanguard	Target Retirement Income	857,702
*	Vanguard	Inflation-Protected Securities Fund Investor Shares	1,376,433
*	Vanguard	Prime Money Market Fund	12,042
		Total investment	$170,640,739

	Notes receivable from participants:
*	120 loans to 87 participants	Participant borrowings against their individual account balances, interest rates from 4.25% to 9.25%, and maturing through June 2027	$1,183,035

* Denotes party-in-interest

** Cost information is excluded as assets included on this schedule are participant directed.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on the day of June 4, 2018.

THE TAUBMAN COMPANY AND RELATED
ENTITIES EMPLOYEE RETIREMENT
SAVINGS PLAN

By:_/s/ Chris Heaphy
Chris Heaphy
Authorized Signatory

EXHIBIT INDEX

Exhibit
Number    Description

23 ‑‑    Consent of KPMG LLP